Free Writing Prospectus dated May 19, 2020 (to Prospectus dated December 13, 2017 and Preliminary Prospectus Supplement dated May 19, 2020)	Filed pursuant to Rule 433 Registration Statement No. 333- 222022

The Royal Bank of Scotland Group plc

TERMS AND CONDITIONS

$1,000,000,000 3.073% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2028

$600,000,000 2.359% Senior Callable Fixed-to-Fixed Reset Rate Green Notes due 2024

Issuer	The Royal Bank of Scotland Group plc (“RBSG”)
Securities	$1,000,000,000 aggregate principal amount of Senior Callable Fixed-to-Fixed Reset Rate Notes due 2028 (the “2028 Notes”) and $600,000,000 aggregate principal amount of Senior Callable Fixed-to-Fixed Reset Rate Green Notes due 2024 (the “Green Notes”, and, together with the 2028 Notes, the “Senior Notes”).
Ranking	The Senior Notes will constitute RBSG's direct, unconditional, unsecured and unsubordinated obligations ranking pari passu, without any preference among themselves, and equally with all other outstanding unsecured and unsubordinated obligations of RBSG, present and future, except such obligations as are preferred by operation of law.
Format	SEC-registered
Specified Currency	USD
Issue Size	2028 Notes: $1,000,000,000 Green Notes: $600,000,000
Trade Date	May 19, 2020
Settlement Date	May 22, 2020 (T+3)
Maturity	2028 Notes: May 22, 2028 Green Notes: May 22, 2024

Coupon

2028 Notes: 3.073% per annum accruing from (and including) the Settlement Date to (but excluding) the 2028 Notes Reset Date (as defined below) and from (and including) the 2028 Notes Reset Date to (but excluding) maturity, at a rate per annum equal to the applicable U.S. Treasury Rate as determined by the Calculation Agent (both terms as defined in the prospectus supplement) on the 2028 Reset Determination Date (as defined below), plus 2.550%.

Green Notes: 2.359% per annum accruing from (and including) the Settlement Date to (but excluding) the Green Notes Reset Date (as defined below) and from (and including) the Green Notes Reset Date to (but excluding) maturity, at a rate per annum equal to the applicable U.S. Treasury Rate as determined by the Calculation Agent (both terms as defined in the prospectus supplement) on the Green Notes Reset Determination Date (as defined below), plus 2.150%.

The determination of the applicable U.S. Treasury Rate is subject to the provisions set forth under “Description of the Senior Notes—Interest—Determination of the U.S. Treasury Rate” in the prospectus supplement.

2028 Notes Interest Payment Date	Semi-annually in arrear on May 22 and November 22 of each year, commencing November 22, 2020 to (and including) Maturity.
Green Notes Interest Payment Date	Semi-annually in arrear on May 22 and November 22 of each year, commencing November 22, 2020 to (and including) Maturity.
2028 Notes Reset Date	May 22, 2027
Green Notes Reset Date	May 22, 2023
2028 Notes Reset Determination Date	The second business day immediately preceding the 2028 Notes Reset Date.
Green Notes Reset Determination Date	The second business day immediately preceding the Green Notes Reset Date.
Day Count Convention	30/360 (Following, unadjusted)
Business Days	New York and London
US Treasury Benchmark	2028 Notes: T 0.500% due April 30, 2027 Green Notes: T 0.125% due May 15, 2023
US Treasury Benchmark Yield	2028 Notes: 0.523% Green Notes: 0.209%
Fixed Rate Spread to Benchmark Treasury	2028 Notes: 255 bps Green Notes: 215 bps
Re-Offer Yield	2028 Notes: 3.073% Green Notes: 2.359%
Issue Price	2028 Notes: 100.000% Green Notes: 100.000%
Gross Proceeds	2028 Notes: $1,000,000,000 Green Notes: $600,000,000

All in Price	2028 Notes: 99.700% Green Notes: 99.800%
Fees	2028 Notes: 0.300% Green Notes: 0.200%
Net Proceeds (before expenses)	2028 Notes: $997,000,000 Green Notes: $598,800,000
Redemption Price	100.000% of the principal amount of the Senior Notes
2028 Notes Optional Redemption Date	May 22, 2027
Green Notes Optional Redemption Date	May 22, 2023
Redemption

The Senior Notes are not redeemable at the option of the holders at any time.

RBSG may redeem the 2028 Notes and the Green Notes at its sole discretion, in whole but not in part, on the 2028 Redemption Date (as defined herein) and the Green Notes Redemption Date (as defined herein) respectively, at 100% of their principal amount together with any accrued but unpaid interest to, but excluding, the date of redemption.

In addition, RBSG may redeem each series of Senior Notes, in whole but not in part, at 100% of their principal amount together with any accrued but unpaid interest to, but excluding, the date of redemption, upon the occurrence of certain tax or regulatory events as described in this prospectus supplement and the accompanying prospectus. Any redemption or repurchase of the Senior Notes is subject to the provisions described under “Description of the Senior Notes—Tax Redemption”; “Description of the Senior Notes—Loss Absorption Disqualification Event Redemption” and “Description of the Senior Notes—Conditions to Redemption and Repurchase”.

Redemption and Repurchase Conditions	Notwithstanding any other provision, we may only redeem a series of Senior Notes prior to the applicable maturity date or repurchase such Senior Notes (and give notice thereof to the holders of such Senior Notes in the case of redemption) if we have obtained the prior consent of the PRA (as defined in the prospectus supplement), to the extent such consent is at the relevant time and in the relevant circumstances required (if at all) by the Loss Absorption Regulations (as defined in the prospectus supplement) or applicable laws or regulations in effect in the United Kingdom, if at all, as described in the prospectus supplement under “Description of the Senior Notes—Conditions to Redemption and Repurchase.”
Events of Default	Each series of Senior Notes contains very limited events of default provisions and the remedies available thereunder are limited, as described in the prospectus supplement under “Description of the Senior Notes—Events of Default and Defaults; Limitation of Remedies.”
Agreement with Respect to the Exercise of U.K. Bail-in Power

Notwithstanding any other agreements, arrangements, or understandings between RBSG and any holder or beneficial owner of the Senior Notes, by its acquisition of Senior Notes, each holder and beneficial owner of the Senior Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of any UK bail-in power by the relevant UK authority which may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Senior Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Senior Notes into ordinary shares or other securities or other obligations of RBSG or another person; and/or (iii) the amendment or alteration of the maturity of the Senior Notes, or amendment of the amount of interest due on the Senior Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; which UK bail-in power may be exercised by means of variation of the terms of the Senior Notes solely to give effect to the exercise by the relevant UK authority of such UK bail-in power. Each holder and beneficial owner of the Senior Notes further acknowledges and agrees that the rights of the holders and/or beneficial owners under the Senior Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any UK bail-in power by the relevant UK authority.

For these purposes, a “UK bail-in power” is any write-down, conversion, transfer, modification or suspension power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to RBSG or other members of the Group (as defined in the prospectus supplement), including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms (notwithstanding that the UK is no longer a member state of the European Union) and/or within the context of a UK resolution regime under the Banking Act, pursuant to which any obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, modified, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (or suspended for a temporary period) or pursuant to which any right in a contract governing such obligations may be deemed to have been exercised. A reference to the “relevant UK authority” is to any authority with the ability to exercise a UK bail-in power.

Repayment of Principal and Payment of Interest After Exercise of U.K. Bail-in Power	No repayment of the principal amount of the Senior Notes or payment of interest on the Senior Notes shall become due and payable after the exercise of any UK bail-in power by the relevant UK authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by us under the laws and regulations of the United Kingdom and the European Union applicable to us and the Group.
Joint Bookrunners and Joint Lead Managers for the 2028 Notes	BofA Securities, Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC NatWest Markets Securities Inc.
Joint Bookrunners and Joint Lead Managers for the Green Notes	BofA Securities, Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC NatWest Markets Securities Inc. TD Securities (USA) LLC
Denominations	$200,000 and integral multiples of $1,000 in excess thereof
Listing	An application will be made to list each series of Senior Notes on the New York Stock Exchange.
MIFID II Product Governance / Professional investors and ECPs only target market / Prohibition of Sales to each Retail Investor	Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

Expected Security Ratings*	Baa2 / BBB / A (Moody’s / S&P / Fitch)
Issuer ESG Ratings	CDP: B SAM Corporate Sustainability: 71/100 MSCI: BBB Sustainalytics: 27.7 ISS ESG: C (Prime)
Clearing and Settlement	DTC
CUSIP	2028 Notes: 780097 BP5 Green Notes: 780097BN0
ISIN	2028 Notes: US780097BP50 Green Notes: US780097BN03
Governing Law	The Indenture and the Senior Notes are governed by, and construed in accordance with, the laws of the State of New York.
*	The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P or Fitch.

The Issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus and the prospectus supplement in respect of the Senior Notes in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Bookrunners and Joint Lead Managers will arrange to send you the base prospectus at no charge if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, calling Morgan Stanley & Co. LLC toll-free at 1-800-622-2393, calling NatWest Markets Securities Inc. toll-free at 1-203-897-6166, or calling TD Securities (USA) LLC toll-free at 1-855-495-9846.